The Bon-Ton Stores, Inc.

2801 East Market Street

York, Pennsylvania 17402

December 20, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             The Bon-Ton Stores, Inc.
The Bon-Ton Department Stores, Inc.
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-184177)

Ladies and Gentlemen:

The Bon-Ton Stores, Inc., a Pennsylvania corporation (the “Company”), The Bon-Ton Department Stores, Inc., a Pennsylvania corporation (the “Issuer”) and certain guarantor subsidiaries of the Company submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 (“Amendment No. 1”) to the initial draft Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2012.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mara L. Ransom, dated December 7, 2012 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Amendment No. 1.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company offers the following as its responses to the Staff:

Registration Statement on Form S-4

General

1.                                      We note your response to comment 1 in our letter dated October 26, 2012 and your statement that, “as a practical matter,” the release provisions in Section 10.05 apply only to the subsidiary guarantors. We generally object to all situations in which parent guarantees could be released and are especially concerned with Sections 10.05(a)(i) and 10.05(a)(ii) of the Indenture dated as of July 9, 2012. If you intend to continue to exclude the financial statements of the parent guarantors in reliance upon Rule 3-10 of Regulation S-X, we believe you should amend your Indenture to remove these provisions. Alternatively, please provide us with a specific and comprehensive discussion explaining why you believe the parent guarantees constitute full and unconditional guarantees notwithstanding these provisions. In doing do, please also explain how “by virtue of the reference to Section 4.10, release under Section 10.05(a)(ii) [of the Indenture] is applicable only to the disposition of the capital stock of subsidiary Guarantors.”

Response to Comment 1

In response to the Staff’s comment, the Company, the Issuer and Guarantors propose to enter into a supplemental indenture to amend Section 10.05 of the Indenture to eliminate the ability to release the Company’s Guarantee under that section, so as to clarify that the Company’s Guarantee is “full and unconditional” in accordance with the Staff’s guidance.  For the Staff’s convenience, Section 10.05, as amended to eliminate its applicability to the Company, is attached as Exhibit A to this letter.

Incorporation by Reference; Additional Information, page v

2.                                      Please include the Form 8-K filed on November 21, 2012 in the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see page v of Amendment No. 2.

The Exchange Offer, page 34

Expiration Date; Extensions; Amendments; Termination, page 34

3.                                      We note your response to comment 5 in our letter dated October 26, 2012. Please revise your disclosure to state, as you do in your response letter, that your reference to your right to “delay acceptance of any initial notes” refers to the right to delay acceptance “only due to an extension of the exchange offer.”

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 34 of Amendment No. 2.

Part II — Information Not Required in Prospectus, page II-1

Item 20.  Indemnification of Directors and Officers, page II-1

4.                                      We note your response to comment 7 in our letter dated October 26, 2012. It does not appear that your revised disclosure addresses any provisions of the constituent documents of The Bon-Ton Department Stores, Inc. and The Bon-Ton Stores of Lancaster, Inc. that relate to indemnification. Please revise your disclosure to include a discussion of any such provisions, or advise. See Item 702 of Regulation S-K.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment.  Please see page II-2 of Amendment No. 2.

****

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (717) 751-3021 or Keith E. Plowman, Executive Vice President — Chief Financial Officer and Principal Accounting Officer, at (717) 751-3107.

Sincerely,

/s/ J. Gregory Yawman
J. Gregory Yawman
Vice President — General Counsel & Secretary

cc:                                Brendan L. Hoffman
The Bon-Ton Stores, Inc.

Keith E. Plowman
The Bon-Ton Stores, Inc.

David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

EXHIBIT A

(a)                                 Section 10.05 of the Indenture will be amended to read to as follows:

Section 10.05.      Release of Subsidiary Guarantor.

(a)           The Note Guarantee of a Subsidiary Guarantor shall be released:

(i)            if such Subsidiary Guarantor is not a guarantor of any other Indebtedness of the Company (other than if such Subsidiary Guarantor no longer guarantees any Indebtedness of the Company as a result of payment under any Guarantee of any such Indebtedness by any Subsidiary Guarantor); provided that a Subsidiary Guarantor shall not be permitted to be released from its Note Guarantee if it is an obligor with respect to Indebtedness that would not, under Section 4.09 be permitted to be incurred by a Restricted Subsidiary that is not a Subsidiary Guarantor;

(ii)           in connection with any sale or other disposition of all of the Capital Stock of such Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Parent, if the sale of all such Capital Stock of that Subsidiary Guarantor complies with Section 4.10;

(iii)          if the Parent properly designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary under this Indenture;

(iv)          upon satisfaction and discharge of the Notes as set forth under Section 11.01 or upon defeasance of the Notes as set forth under Article 8; or

(v)           solely in the case of a Note Guarantee created pursuant to Section 4.17, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to Section 4.17, except a discharge or release by or as a result of payment under such Guarantee.

(b)           Any Subsidiary Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest and Additional Interest, if any, on the Notes and for the other obligations of any Subsidiary Guarantor under this Indenture as provided in this Article Ten.

(b)                                 The following definition will be added to the Indenture:

“Subsidiary Guarantor” means any Guarantor that is a Subsidiary of the Company.